# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GeoPark Limited, CIK 0001464591
CUSIP: G38327105
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: Calle 94 No. 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Date of event which requires filing of this statement: 10/26/2026
Amends the filing with accession number 0001193125-26-103535
Filed by CIK 0002117865
Persons authorized to receive notices and communications: Oliverio Lew, 1170 Kane Concourse, Suite 500, Bay Harbor Islands, Florida (FL), 33154, 305-861-9477

## Reporting persons
- Colden Investments S.A. (CIK 0002117865): type of reporting person: corporation (CO); citizenship or place of organization: Panama (R1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,915,791; sole dispositive power 0; shared dispositive power 17,915,791; aggregate amount beneficially owned 17,915,791 (27.6% of the class)
  Comment: Rows 8, 10 and 11 reflect the 17,915,791 common shares of GeoPark Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (the "Issuer"), owned by Colden Investments S.A., a Panama sociedad anonima ("Colden"). These shares may be deemed to be beneficially owned by Jaime Gilinski, the sole shareholder and ultimate beneficial owner of Colden.
- Jaime Gilinski: type of reporting person: individual (IN); citizenship or place of organization: Panama (R1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 18,115,791; sole dispositive power 0; shared dispositive power 18,115,791; aggregate amount beneficially owned 18,115,791 (27.9% of the class)
  Comment: Rows 8, 10 and 11 include (i) 17,915,791 common shares of the Issuer owned by Colden, which may be deemed to be beneficially owned by Jaime Gilinski, the sole shareholder and ultimate beneficial owner of Colden and (ii) 200,000 common shares of the Issuer owned by Spaldy Investments Limited, a BVI Business Company existing and operating under the laws of the British Virgin Islands ("Spaldy"), which may be deemed to be beneficially owned by Jaime Gilinski, the sole shareholder and ultimate beneficial owner of Spaldy.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: GeoPark Limited
Address of issuer's principal executive offices: Calle 94 No. 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Comment:
This Amendment No. 5 amends and supplements the Schedule 13D filed on March 12, 2026 (as amended by Amendment No. 1, dated March 16, 2026, Amendment No. 2, dated March 19, 2026, Amendment No. 3, dated April 14, 2026, Amendment No. 4, dated September 4, 2026, and as further amended from time to time, the "Schedule 13D") by Colden Investments S.A., a Panama sociedad anonima ("Colden") and Jaime Gilinski (collectively, the "Reporting Persons"), relating to common shares, par value US$0.001 per share ("Common Shares"), of GeoPark Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (the "Issuer").

Capitalized terms used in this Amendment No. 5 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically amended by this Amendment No. 5, the Schedule 13D is unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 6 to this Schedule 13D is incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.

The percentage of Common Shares outstanding is calculated based on 64,896,377 Common Shares issued and outstanding as of June 30, 2026, as reported in the Issuer's Current Report on Form 6-K dated August 5, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On October 26, 2026, the Issuer, GeoPark USA, LLC and PEH entered into Amendment No. 1 to the SPA (the "SPA Amendment"). Prior to the SPA Amendment, the SPA provided that, at the closing of the Miranda Transaction, the Issuer would issue to PEH (i) 42,135,872 Common Shares (the "Closing Shares") plus, (ii) if the Venezuelan CIT rate (the "CIT Rate") applicable at closing fell within certain specified ranges (each below 50%), up to 5,421,589 additional Common Shares (the "Additional Consideration Shares"). Pursuant to the SPA Amendment, if closing occurs before December 1, 2026, the number of Additional Consideration Shares to be issued to PEH will be determined not only by reference to the CIT Rate applicable at closing, but also to the CIT Rate applicable at December 1, 2026. Certain representations and warranties of the Issuer and GeoPark USA, LLC in the SPA will be provided also as of the date of the issuance of Additional Consideration Shares (if different from the closing date).

The foregoing description of the SPA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA Amendment, which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1. Amendment No. 1 to the Share Purchase Agreement, dated as of October 26, 2026, by and among GeoPark Limited, GeoPark USA, LLC and Panamerican Energy Holdings S.A.

## Signatures
- Colden Investments S.A.: /s/ Jaime Gilinski, Jaime Gilinski, Authorized Signatory (10/28/2026)
- Jaime Gilinski: /s/ Jaime Gilinski, Jaime Gilinski (10/28/2026)